

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 11, 2010

Via U.S. Mail and Fax (305) 441-7861
Joseph A. Garcia
Chief Financial Officer
Spanish Broadcasting System, Inc.
2601 South Bayshore Drive
PH II
Coconut Grove, FL 33133

> **RE:** **Spanish Broadcasting System, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 000-27823**

Dear Mr. Garcia:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director